UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

MDXHEALTH SA

On December 15, 2023, MDxHealth SA (the “Company”) amended its Articles of Association to revise certain provisions in connection with the de-listing of the Company’s ordinary shares from listing and trading on Euronext Brussels (the “De-Listing”). The last trading day of the Company's ordinary shares on Euronext Brussels was December 15, 2023. The De-Listing and amendments to the Company’s Articles of Association were approved by shareholders at the extraordinary general shareholders’ meeting of the Company that was held on November 3, 2023. A copy of the English translation of the amended Articles of Association as of December 15, 2023 is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

On December 18, 2023, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

The information in the attached Exhibit 3.1 and Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
3.1	Articles of Association of MDxHealth SA, as of November 3, 2023 (English Translation)
99.1	Press Release, dated December 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: December 19, 2023	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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